Exhibit 4
Execution Copy

AMENDMENT TO CREDIT AGREEMENT

This THIRD AMENDMENT TO CREDIT AND SECURITY AGREEMENT (this “Third Amendment”) is made as of this 20th day of  October, 2011 by and between MGP INGREDIENTS, INC., a Kansas corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Lender”).  This Third Amendment amends that certain Credit and Security Agreement between Borrower and Lender dated July 21, 2009, as amended by a Consent dated December 31, 2009, as amended by Consent dated February 2, 2010, as amended by a First Amendment to Credit and Security Agreement dated as of June 30, 2010, and as amended by a Second Amendment to Credit and Security Agreement dated as of January 20, 2011 (as further modified, amended and restated, the “Credit Agreement”).

WHEREAS, Borrower desires to increase the Maximum Line Amount from $25,000,000 to $45,000,000; and

WHEREAS, Lender is willing to amend the Credit Agreement to increase the Maximum Line Amount in conjunction with the modification of other terms, but only, in each case, on the terms and subject to the conditions set forth herein.

NOW THEREFORE, in consideration of the Recitals, the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Lender and Borrower agree as follows:

1. Definitions and Rules of Interpretation.  Capitalized terms used but not otherwise defined herein, including the Preamble and the Recitals, shall have the meanings assigned to them in the Credit Agreement.  The rules of interpretation set forth in Section 1.2 of the Credit Agreement shall apply to this Third Amendment as if fully set forth herein.

2. Amendments to Credit Agreement.  The Credit Agreement is hereby amended as follows:

(a) The following definitions found in Section 1.1 of the Credit Agreement are  amended and restated as follows:

“Accounts Advance Rate” means up to eighty percent (80%), or such lesser rate as the Lender in its sole but reasonable discretion may deem appropriate from time to time.”

“Borrowing Base” means at any time the lesser of:

(a)           The Maximum Line Amount; or

(b)           Subject to change from time to time in the Lender’s sole but reasonable discretion, the sum of:

(i) The product of the Accounts Advance Rate times Eligible Accounts; plus

(ii) The sum of (without duplication) (1) the product of the Eligible Starch Inventory Advance Rate times Eligible Starch Inventory, plus (2) the product of the Eligible Protein Inventory Advance Rate times Eligible

Protein Inventory, plus (3) the product of the Eligible Flour Inventory Advance Rate times Eligible Flour Inventory, plus (4) the product of the Eligible Corn Inventory Advance Rate times Eligible Corn Inventory, plus (5) the product of the Eligible Food Grade Alcohol Inventory Advance Rate times Eligible Food Grade Alcohol Inventory plus (6) the product of the Eligible Fuel Grade Alcohol Inventory Advance Rate times Eligible Fuel Grade Alcohol Inventory plus (7) product of the Eligible Finished Goods Inventory Advance Rate times Eligible Finished Goods Inventory plus (8) product of Eligible Barreled Alcohol Inventory Advance Rate times Eligible  Barreled Alcohol Inventory plus (9) product of Account Value at Market Advance Rate times Account Value at Market; provided Eligible Inventory which is Rail Inventory shall not exceed more than $1,800,000 at any time; less

(iii)           The Distilled Spirits Tax Reserve, less

(iv)           The Rail Reserve.”

“Eligible Accounts” means all unpaid Accounts of the Borrower or a Subsidiary arising from the sale or lease of goods or the performance of services, net of any credits, but excluding any such Accounts having any of the following characteristics:

(i)           That portion of Accounts unpaid 90 days or more after the invoice date;

(ii)          That portion of Accounts related to goods or services with respect to which the Borrower or a Subsidiary has received notice of a claim or dispute, which are subject to a claim of offset or a contra account, or which reflect a reasonable reserve for warranty claims or returns;

(iii)         That portion of Accounts not yet earned by the final delivery of goods or that portion of Accounts not yet earned by the final rendition of services by the Borrower or Subsidiary to the account debtor, including with respect to both goods and services, progress billings, and that portion of Accounts for which an invoice has not been sent to the applicable account debtor;

(iv)          Accounts constituting (i) proceeds of copyrightable material unless such copyrightable material shall have been registered with the United States Copyright Office, or (ii) proceeds of patentable inventions unless such patentable inventions have been registered with the United States Patent and Trademark Office;

(v)           Accounts owed by any unit of government, whether foreign or domestic (except that there shall be included in Eligible Accounts that portion of Accounts owed by such units of government for which the Borrower or a Subsidiary has provided evidence satisfactory to the Lender that (A) the Lender has a first priority perfected security interest and (B) such Accounts may be enforced by the Lender directly against such unit of government under all applicable laws);

(vi)          Accounts denominated in any currency other than United States dollars;

(vii)         Accounts owed by an account debtor located outside the United States or Canada which are not (A) backed by a bank letter of credit naming the Lender as beneficiary or assigned to the Lender, in the Lender’s possession or control, and with respect to which a control agreement concerning the letter-of-credit rights is in effect, and acceptable to the Lender in all respects, in its sole but reasonable discretion, or (B) covered by a foreign receivables insurance policy acceptable to the Lender in its sole but reasonable discretion;

(viii)         Accounts owed by an account debtor that is insolvent, the subject of bankruptcy proceedings or has gone out of business;

(ix)           Accounts owed by an Owner, Subsidiary, Affiliate, Officer or employee of the Borrower or Subsidiary;

(x)            Accounts not subject to a duly perfected security interest in the Lender’s favor or which are subject to any Lien in favor of any Person other than the Lender;

(xi)           That portion of Accounts that has been restructured, extended, amended or modified;

(xii)          That portion of Accounts that constitutes advertising, finance charges, service charges or sales or excise taxes;

(xiii)         Accounts owed by an account debtor, regardless of whether otherwise eligible, to the extent that the aggregate balance of such Accounts exceeds fifteen percent (15%) of the aggregate amount of all Accounts;

(xiv)         Accounts owed by an account debtor, regardless of whether otherwise eligible, if twenty five percent (25%) or more of the total amount of Accounts due from such debtor is ineligible under clauses (i), (ii), or (xi) above;

(xv)          That portion of Accounts that constitutes COD or credit card sales; and

(xvi)         Accounts, or portions thereof, otherwise deemed ineligible by the Lender in its sole but reasonable discretion.

“Eligible Food Grade Alcohol Inventory Advance Rate” means up to seventy percent (70%), or such lesser rate as the Lender in its sole but reasonable discretion may deem appropriate from time to time.”

“Eligible Inventory” means all Inventory of the Borrower or a Subsidiary, valued at the lower of cost or market in accordance with GAAP; but excluding any Inventory having any of the following characteristics:

(i)
Inventory that is: in-transit; located at any warehouse, job site or other premises not approved by the Lender in writing (and for which Lender has received an acceptable lien waiver); not subject to a duly perfected first priority security interest in the Lender’s favor (other than Liens on Inventory consisting of distilled spirits arising under 26 USC 5004 which have reduced the Borrowing Base in accordance with its terms); subject to any lien or encumbrance that is subordinate to the Lender’s first priority security interest; covered by any negotiable or non-negotiable warehouse receipt, bill of lading or other document of title; on consignment from any Person; on consignment to any Person or subject to any bailment unless such consignee or bailee has executed an agreement with the Lender;

(ii)	Supplies, packaging, maintenance parts or sample Inventory, fabricated parts Inventory, or customer supplied parts or Inventory;

(iii)	Work-in-process Inventory;

(iv)
Inventory that is damaged, contaminated, discontinued, rejected, defective, obsolete, slow moving or not currently saleable in the normal course of the Borrower or a Subsidiary’s operations, or the amount of such Inventory that has been reduced by shrinkage;

(v)	Inventory that the Borrower or a Subsidiary has returned, has attempted to return, is in the process of returning or intends to return to the vendor thereof;

(vi)	Inventory that is live;

(vii)
Inventory manufactured by the Borrower or a Subsidiary pursuant to a license unless the applicable licensor has agreed in writing to permit the Lender to exercise its rights and remedies against such Inventory;

(viii)
Inventory that is subject to a Lien in favor of any Person other than the Lender (other than Liens on Inventory consisting of distilled spirits arising under 26 USC 5004 which have reduced the Borrowing Base in accordance with its terms);

(ix)
Inventory stored at (a) locations holding less than ten (10%) of the aggregate value of the Borrower’s and Subsidiary’s total Inventory, (b) the Pekin Plant, (c) the Flour Mill; provided that Inventory stored at the LDI Facility, shall not be excluded pursuant to this subsection (ix); and

(x)	Inventory otherwise deemed ineligible by the Lender in its sole but reasonable discretion.

Notwithstanding anything contained herein to the contrary, for purposes of Eligible Inventory, “in-transit” shall not be deemed to include Rail Inventory located at the Rail Staging Area.

“LIBOR” means the rate per annum (rounded upward, if necessary, to the nearest whole 1/8th of one percent (1%)) determined pursuant to the following formula:

LIBOR =  Base LIBOR / 100%- LIBOR Reserve Percentage

(a)           "Base LIBOR" means the rate per annum for United States dollar deposits quoted by Lender for the purpose of calculating the effective Floating Rate for loans that reference Daily One Month LIBOR as the Inter-Bank Market Offered Rate in effect from time to time for one (1) month delivery of funds in amounts approximately equal to the principal amount of such loans.  Borrower understands and agrees that Lender may base its quotation of the Inter-Bank Market Offered Rate upon such offers or other market indicators of the Inter-Bank Market as Lender in its discretion deems appropriate, including but not limited to the rate offered for U.S. dollar deposits on the London Inter-Bank Market.

(b)           "LIBOR Reserve Percentage" means the reserve percentage prescribed by the Board of Governors of the Federal Reserve System (or any successor) for "Eurocurrency Liabilities" (as defined in Regulation D of the Federal Reserve Board, as amended), adjusted by Lender for expected changes in such reserve percentage during the applicable term of the Revolving Note.”

“Maturity Date” means October  20, 2014.”

“Maximum Line Amount” means $45,000,000 unless this amount is reduced pursuant to Section 2.10, in which event it means such lower amount.”

(b) The following definitions are hereby added to Section 1.1 of the Credit Agreement as follows:

“Account Value at Market” means the value of the Eligible Swap Account as determined by (i) the amount shown as the “account value at market” on the most recent statement from ADM summarizing the ADM Account, or such other comparable term that may be used from time to time by ADM on ADM Account statements, or (ii) should Borrower enter into an Eligible Swap Account with a vendor other than ADM, the market value of the Eligible Swap Account as shown on the most recent account statement from such vendor.”

“Account Value at Market Advance Rate” means up to ninety percent (90%), or such lesser rate as the Lender in its sole but reasonable discretion may deem appropriate from time to time.”

“Adjusted Net Income” means Net Income, adjusted for the following if not already accounted for in calculation of Net Income: unrealized hedging gain/(loss), non-cash Joint Venture gain/(loss), and any gain/(loss) from the sale or disposition of fixed assets.”

“ADM” means ADM Investor Services, Inc.

 “ADM Account” means the account maintained by Borrower with ADM to accommodate Swap Contract transactions.”

“Acquisition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in (a) the acquisition of all or substantially all of the assets of a Person, or of any business or division of a Person, (b) the acquisition of in excess of fifty percent (50%) of the stock and stock equivalents of any Person or otherwise causing any Person to become a Subsidiary of the Borrower, or (c) a merger or consolidation or any other combination with another Person.

“Affiliate” or “Affiliates” means MGPI of Indiana, LLC, a Delaware limited liability company, D.M. Ingredients GmbH, Midwest Grain Pipeline, Inc. and any other Person controlled by, controlling or under common control with the Borrower, including any Subsidiary of the Borrower.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Balance Sheet Leverage Ratio” means the Total Liabilities divided by Tangible Net Worth.”

“Daily One Month LIBOR” means, for any day, the rate of interest equal to LIBOR then in effect for delivery for a one (1) month period. When interest is determined in relation to Daily One Month LIBOR, each change in the interest rate shall become effective each Business Day that Lender determines that Daily One Month LIBOR has changed.”

“Eligible Barreled Alcohol Inventory” means all Inventory owned by Borrower consisting of barreled alcoholic beverages which is (a) acceptable to Lender in its sole but reasonable discretion determined in good faith for lending purposes, (b) Eligible Inventory in all respects.”

“Eligible Barreled Alcohol Inventory Advance Rate” means up to sixty five percent (65%), or such lesser rate as the Lender in its sole but reasonable discretion may deem appropriate from time to time.”

“Eligible Swap Account” means the ADM Account or such other account opened in compliance with Section 6.4(d).

“Fixed Charge Coverage Ratio” means the aggregate of net profit plus taxes, Interest Expense, depreciation, and amortization expenses, minus dividends, non-cash Joint Venture gain/(loss), non-cash unrealized hedging gain/(loss), cash contributions to Joint Ventures, and $7,000,000 in deemed per annum maintenance capital expenditure (for the avoidance of doubt, the $7,000,000 figure will be used in this calculation regardless of whether actual expenditures are more or less than such amount during the measuring period), all divided by the aggregate of the Current Maturities of Long Term Debt, capitalized lease payments, and interest expense, all as determined by reference to the most recently prepared financial statements provided by Borrower in accordance with Sections 6.1(a) and (b). ”

“Floating Rate” means a per annum interest rate equal to the sum of (i) Daily One Month LIBOR, which interest rate shall change whenever Daily One Month LIBOR changes, plus (ii) the applicable Margin (as defined in Section 2.6(b)).

“Investments” means (i) the purchase or acquisition, or any commitment to purchase or acquire any stock or stock equivalents, or any obligations or other securities of, or any interest in, any Person, including the establishment or creation of a Subsidiary, or (ii) make or purchase, or commit to make or purchase, any advance, loan, extension of credit or capital contribution to or any other investment in, any Person including the Borrower, any Affiliate of the Borrower or any Subsidiary of the Borrower.  Notwithstanding anything herein to the contrary, “Acquisitions” shall not be deemed Investments.

“Joint Venture” means the joint venture between Borrower and Illinois Corn Processing (“ICP”), D.M. Ingredients GmbH, and any other joint venture entered into by Borrower that is not an Acquisition (as defined in this Agreement).”

“LDI” means Lawrenceburg Distillers Indiana, LLC.

“LDI Facility” means the real property formerly owned by LDI and acquired by the Borrower or a Subsidiary.”

“Security Documents” means this Agreement, the Patent and Trademark Security Agreement, mortgages and deeds of trust encumbering real property interests of Borrower from time to time, and any other document delivered to the Lender from time to time to secure the Indebtedness.”

“Real Estate Collateral” means all real estate owned by Borrower, except the KCK Facility, and the LDI Facility.

“Tangible Net Worth” means the aggregate of total stockholders’ equity less any intangible assets, as determined by reference to the most recently prepared financial statements provided by Borrower in accordance with Sections 6.1(a) and (b).”

“Total Liabilities” means the aggregate of current liabilities and non-current liabilities (including off balance sheet obligations), as determined by reference to the most recently prepared financial statements provided by Borrower in accordance with Sections 6.1(a) and (b).”

(c) The following definitions are hereby deleted in their entirety from Section 1.1 of the Credit Agreement:

“Borrowing Base Reserve”

“Daily Three Month LIBOR”

“Debt Service Coverage Ratio”

(d) Section 2.6(a) of the Credit Agreement is amended by amending and restating Section 2.6(a) as follows:

“(a)       Interest.  Except as provided in Section 2.6(d) and Section 2.6(g), the principal amount of each Advance shall bear interest at the Floating Rate.”

(e) Section 2.6(b) of the Credit Agreement is amended by amending and restating Section 2.6(b) as follows:

“(b)       Margins.  The “Margins,” as referred to in Section 1.1 and elsewhere in this Agreement, shall be as indicated and adjusted each fiscal quarter of the Borrower on the basis of the Balance Sheet Leverage Ratio of the Borrower as of the end of the previous fiscal quarter, in accordance with the following table:

Balance Sheet Leverage Ratio	Margins
(i) Balance Sheet Leverage Ratio is determined by the Lender to be less than .50.	1.50%
(ii) Balance Sheet Leverage Ratio is determined by the Lender to be greater than or equal to .50, but less than 1.00.	1.75%
(iii) Balance Sheet Leverage Ratio is determined by the Lender to be greater than or equal to 1.00.	2.00%

Reductions and increases in the Margins will be made following receipt of the Borrower’s financial statements required under Section 6.1.  Each Margin change shall become effective on the first calendar day of the month to which the quarterly financial statements (including the Compliance Certificate) are due, as the Lender in its sole discretion deems appropriate.  Notwithstanding the foregoing, (i) if the Borrower fails to deliver any financial statements in a timely manner as required under Section 6.1, the Lender may notify the Borrower of the Event of Default and increase any Margin to the highest Margin set forth above, in addition to imposing the Default Rate applicable under the terms of this Agreement, and (ii) no reduction in any Margin will be made if a Default Period exists at the time that such reduction would otherwise be made.

If amended or restated financial statements would change previously calculated Margins, or if the Lender determines that any financial statements have materially misstated the Borrower’s financial condition, then the Lender may, using the most accurate information available to it, recalculate the financial test or tests governing the Margins and retroactively reduce or increase the Margins from the date of receipt of such amended or restated financial statements and charge or refund Borrower additional interest, which may be imposed on them from the beginning of the appropriate fiscal quarter to which the restated statements or recalculated financial tests relate or to the beginning of the fiscal quarter in which any Event of Default has occurred, as the Lender in its sole discretion deems appropriate.”

(f) Section 2.7(c) of the Credit Agreement is amended by amending and restating Section 2.7(c) as follows:

“Reserved.”

(g) Section 2.7(d) of the Credit Agreement is amended by amending and restating Section 2.7(d) as follows:

“(d)
Collateral Exam Fees.  The Borrower shall pay the Lender  fees in connection with any collateral exams, audits or inspections conducted by or on behalf of the Lender of any Collateral or the Borrower’s operations or business at the rates established from time to time by the Lender, together with any related out-of-pocket costs and expenses incurred by the Lender.”

(h) Section 2.7(f) of the Credit Agreement is amended by amending and restating Section 2.7(f) as follows:

“(f)          Letter of Credit Fees.  The Borrower shall pay to the Lender a fee with respect to each Letter of Credit that has been issued which shall be calculated on a per diem basis at an annual rate equal to Margin applicable of the date of issuance of the Letter of Credit, multiplied by the Aggregate Face Amount, from and including the date of issuance of the Letter of Credit until the date that the Letter of Credit terminates or is returned to the Lender, which fee shall be due and payable monthly in arrears on the first day of each month and on the date that the Letter of Credit terminates or is returned to the Lender; provided, however, effective as of the first day of the fiscal month in which any Default Period begins through the last day of such Default Period, or any shorter time period that the Lender may determine, in the Lender’s sole but reasonable discretion and without waiving any of its other rights and remedies, such fee shall increase to five percent (5.0%) of the Aggregate Face Amount.  The foregoing fee shall be in addition to any other fees, commissions and charges imposed by Lender with respect to such Letter of Credit.”

(i) Section 2.7(h) of the Credit Agreement is amended by amending and restating Section 2.7(h) as follows:

“Reserved.”

(j) Section 2.8(c) of the Credit Agreement is amended by amending and restating Section 2.8(c) as follows:

“(c)       Computation of Interest and Fees.  Interest accruing on the outstanding principal balance of the Advances and fees hereunder outstanding from time to time shall be computed on the basis of actual number of days elapsed in a year of 360 days.  Borrower acknowledges this calculation will result in a higher effective per annum interest rate than is otherwise stated in this Agreement.”

(k) Section 2.10 of the Credit Agreement is amended by amending and restating Section 2.10 as follows:

“Voluntary Prepayment; Reduction of Maximum Line Amount; Termination of the Credit Facility by the Borrower.  Except as otherwise provided herein, the Borrower may prepay the Advances in whole at any time or from time to time in part.  The Borrower may terminate the Credit Facility or reduce the Maximum Line Amount at any time if it gives the Lender at least 90 days advance written notice prior to the proposed Termination Date.

Any reduction in the Maximum Line Amount shall be in multiples of $100,000, and with a minimum reduction of at least $500,000.   If the Borrower terminates the Credit Facility or reduces the Maximum Line Amount to zero, all Indebtedness shall be immediately due and payable, and if the Borrower gives the Lender less than the required 90 days advance written notice, then the interest rate applicable to borrowings evidenced by Revolving Note shall be the Default Rate for the period of time commencing 90 days prior to the proposed Termination Date through the date that the Lender actually receives such written notice.  If the Borrower does not wish the Lender to consider renewal of the Credit Facility on the next Maturity Date, then the Borrower shall give the Lender at least 90 days written notice prior to the Maturity Date that it will not be requesting renewal.  If the Borrower fails to give the Lender such timely notice, then the interest rate applicable to borrowings evidenced by the Revolving Note shall be the Default Rate for the period of time commencing 90 days prior to the Maturity Date through the date that the Lender actually receives such written notice.”

(l) Section 5.7 of the Credit Agreement is amended by amending and restating Section 5.7 as follows:

“Litigation
.  There are no actions, suits or proceedings pending or, to the Borrower’s knowledge, threatened against or affecting the Borrower or any of its Affiliates or the properties of the Borrower or any of its Affiliates before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which, if determined adversely to the Borrower or any of its Affiliates, would result in a final judgment or judgments against the Borrower or any of its Affiliates in an amount in excess of $2,500,000, apart from those matters specifically listed in Schedule 5.7 as of the Funding Date or after the Funding Date, which have not been disclosed to Lender in writing.”

(m) Section 6.1(f) of the Credit Agreement is amended by amending and restating Section 6.1(f) as follows:

“(f)       Litigation.  Immediately after the commencement thereof, notice in writing of all litigation and of all proceedings before any governmental or regulatory agency affecting the Borrower (i) of the type described in Section 5.14(c) or (ii) which seek a monetary recovery against the Borrower in excess of $2,500,000.”

(n) Section 6.2 of the Credit Agreement is amended by amending and restating Section 6.2 as follows:

“Section 6.2                              Financial Covenants

.

(a)           Balance Sheet Leverage Ratio.  The Borrower’s Balance Sheet Leverage Ratio shall not be greater than 1.75 to 1.0 as of each December 31, March 31, June 30, and September 30 through the term of this Agreement.

(b)           Adjusted Net Income.  The Borrower’s Adjusted Net Income shall be not less than $1.00, as of each December 31, March 31, June 30, and September 30 through the term of this Agreement, as determined based on the 12-month period then ending.

(c)           Fixed Charge Coverage Ratio.  The Borrower’s Fixed Charge Coverage Ratio shall not be less than 2.00 to 1.00, as of each December 31, March 31, June 30, and September 30 through the term of this Agreement, as determined based on the 12-month period then ending.”

(o) A new Section 6.3(a)(ix) is hereby added as follows:

“(ix)  Liens arising out of any credit arrangements with Wells Fargo Equipment Finance, Inc.”

(p) Section 6.4(d) of the Credit Agreement is amended by amending and restating Section 6.4(d) as follows:

“(d)       Swap Contracts solely to the extent such Swap Contracts:  (i) are (or were) entered into by Borrower in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by Borrower, and not for purposes of speculation or taking a “market view”; (ii) do not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party; and (iii) such Swap Contracts are entered into utilizing the ADM Account, or an account with a vendor other than ADM, provided that Lender has provided its reasonable prior approval for Borrower to open an account with the a vendor other than ADM, and Lender has entered into a commodity account control agreement and any other agreements Lender deems necessary, all in form and substance at the reasonable discretion of the Lender.”

(q) Section 6.6(g) of the Credit Agreement is amended by amending and restating Section 6.6(g) as follows:

“(g)       Investments so long as (a) such Investment is undertaken in accordance with all applicable laws; (b) no Default or Event of Default exists immediately prior to, or would exist immediately after, giving effect to such Investment; (c) the aggregate cash and non cash consideration to be paid by Borrower for such Investment does not exceeded an aggregate of $15,000,000 at any one time; and (d) upon Lender’s request, within a reasonable time of such Investment, Borrower shall pledge to Lender the ownership interests in any purchased entity.”

(r) Section 6.7 of the Credit Agreement is amended by amending and restating Section 6.7 as follows:

“Dividends and Distributions.  The Borrower will not declare or pay any dividends (other than dividends payable solely in stock of the Borrower) on any class of its stock, or make any payment on account of the purchase, redemption or other retirement of any shares of such stock, or other securities or evidence of its indebtedness or make any distribution in respect thereof, either directly or indirectly; provided Borrower may otherwise declare and pay dividends (but not purchase, redeem, retire, or otherwise acquire any shares of any class of Borrower’s stock) if the aggregate value of cash and other property distributed as a dividend (excluding stock of the Borrower) does not exceed $2,000,000 in any fiscal year.”

(s) Section 6.19 of the Credit Agreement is amended by amending and restating Section 6.19 as follows:

“Consolidation and Merger; Asset Acquisitions.  The Borrower will not consolidate with or merge into any Person, or permit any other Person to merge into it, or undertake an Acquisition, provided the Borrower may make such Acquisitions so long as (a) such Acquisition is undertaken in accordance with all applicable laws; (b) no Default or Event of Default exists immediately prior to, or would exist immediately after, giving effect to such acquisition; (c) the aggregate cash and non cash consideration to be paid by Borrower for any such Acquisition, other than the Acquisition of LDI, does not exceed $5,000,000 in the aggregate for all such permitted Acquisitions; (d) after giving effect to such acquisition, the Availability shall be not less than $10,000,000; and (e) with respect to the Acquisition of LDI, any Subsidiary which will own the assets of LDI after the Acquisitions (including if it is a to-be-formed Subsidiary), such Subsidiary has executed a subsidiary guaranty, security agreements, commodity account control agreement, and other loan documents in form and substance acceptable the Lender in its reasonable discretion, taking into account the specific terms hereof regarding the LDI Acquisition, prior to or concurrently with the closing of the LDI Acquisition.”

(t) A new Section 6.36 is hereby added as follows:

“Section 6.36.                             Lease Expenditures.  The Borrower shall not incur operating lease expenses in any fiscal year in excess of an aggregate of $4,000,000.00.”

(u) A new Section 6.37 is hereby added as follows:

“Section 6.37.                             Hedging Requirements.  The Borrower and any Subsidiary shall hedge the input costs of one hundred percent (100%) of all contracted sales of Inventory, and not less than forty percent (40%) of the input costs of Inventory which will be sold on the spot market.”

(v) A new Section 6.38 is hereby added as follows:

“Section 6.38.  Banking Relationship.  The Borrower and any Subsidiary shall at all times while this Agreement is in place, maintain its primary depository, treasury, and operating bank accounts with the Lender.”

(w) A new Section 6.39 is hereby added as follows:

“Section 6.39.  LDI Facility.  The Borrower shall ensure that neither the Borrower nor any Subsidiary allow any lien, encumbrance, mortgage, or other security interest to attach to the LDI Facility without the prior approval of the Lender.”

(x) Section 8.13 of the Credit Agreement is hereby amended by amending and restating Section 8.13 as follows:

“Section 8.13.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Kansas, but giving effect to the federal laws applicable to national banks.”

(y) Section 8.16 of the Credit Agreement is hereby added as follows:

“Section 8.16.  Arbitration.

 (a) Arbitration. The parties hereto agree, upon demand by any party, to submit to binding arbitration all claims, disputes and controversies between or among them (and their respective employees, oficers, directors, attorneys, and other agents), whether in tort, contract or otherwise in any wayarising out of or relating to (i) any credit subject hereto, or any of the Loan Documents, and their egotiation, execution, collateralization, administration, repayment, modification, extension, substitution, formation, inducement, enforcement, default or termination; or (ii) requests for additional credit.

(b)  Governing Rules. Any arbitration proceeding will (i) proceed in a location in Kansas selected by the American Arbitration Association (“AAA”); (ii) be governed by the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision in any of the documents between the parties; and (iii) be conducted by the AAA, or such other administrator as the parties shall mutually agree upon in accordance with the AAA’s commercial dispute resolution procedures, unless the claim or counterclaim is at least $1,000,000.00 exclusive of claimed interest, arbitration fees and costs in which case the arbitration shall be conducted in accordance with the AAA’s optional procedures for large, complex commercial disputes (the commercial dispute resolution procedures or the optional procedures for large, complex commercial disputes to be referred to herein, as applicable, as the “Rules”). If there is any inconsistency between the terms hereof and the Rules, the terms and procedures set forth herein shall control. Any party who fails or refuses to submit to arbitration following a demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration of any dispute. Nothing contained herein shall be deemed to be a waiver by any party that is a bank of the protections afforded to it under 12 U.S.C. §91 or any similar applicable state law.

(c)  No Waiver of Provisional Remedies, Self-Help and Foreclosure. The arbitration requirement does not limit the right of any party to (i) foreclose against real or personal property collateral; (ii) exercise self-help remedies relating to collateral or proceeds of collateral such as setoff or repossession; or (iii) obtain provisional or ancillary remedies such as replevin, injunctive relief, attachment or the appointment of a receiver, before during or after the pendency of any arbitration proceeding. This exclusion does not constitute a waiver of the right or obligation of any party to submit any dispute to arbitration or reference hereunder, including those arising from the exercise of the actions detailed in sections (i), (ii) and (iii) of this paragraph.

(d)       Arbitrator Qualifications and Powers. Any arbitration proceeding in which the amount in controversy is $5,000,000.00 or less will be decided by a single arbitrator selected according to the Rules, and who shall not render an award of greater than $5,000,000.00. Any dispute in which the amount in controversy exceeds $5,000,000.00 shall be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations. The arbitrator will be a neutral attorney licensed in the State of Kansas or a neutral retired judge of the state or federal judiciary of Kansas, in either case with a minimum of ten years experience in the substantive law applicable to the subject matter of the dispute to be arbitrated. The arbitrator will determine whether or not an issue is arbitratable and will give effect to the statutes of limitation in determining any claim. In any arbitration proceeding the arbitrator will decide (by documents only or with a hearing at the arbitrator's discretion) any pre-hearing motions which are similar to motions to dismiss for failure to state a claim or motions for summary adjudication. The arbitrator shall resolve all disputes in accordance with the substantive law of Kansas and may grant any remedy or relief that a court of such state could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award. The arbitrator shall also have the power to award recovery of all costs and fees, to impose sanctions and to take such other action as the arbitrator deems necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the Kansas Rules of Civil Procedure, or other applicable law. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The institution and maintenance of an action for judicial relief or pursuit of a provisional or ancillary remedy shall not constitute a waiver of the right of any party, including the plaintiff, to submit the controversy or claim to arbitration if any other party contests such action for judicial relief.

(e)  Discovery. In any arbitration proceeding, discovery will be permitted in accordance with the Rules. All discovery shall be expressly limited to matters directly relevant to the dispute being arbitrated and must be completed no later than 20 days before the hearing date. Any requests for an extension of the discovery periods, or any discovery disputes, will be subject to final determination by the arbitrator upon a showing that the request for discovery is essential for the party's presentation and that no alternative means for obtaining information is available.

(f)       Class Proceedings and Consolidations. No party hereto shall be entitled to join or consolidate disputes by or against others in any arbitration, except parties who have executed any Loan Document, or to include in any arbitration any dispute as a representative or member of a class, or to act in any arbitration in the interest of the general public or in a private attorney general capacity.

(g)       Payment of Arbitration Costs and Fees. The arbitrator shall award all costs and expenses of the arbitration proceeding.

(h)       Real Property Collateral. Notwithstanding anything herein to the contrary, no dispute shall be submitted to arbitration if the dispute concerns indebtedness secured directly or indirectly, in whole or in part, by any real property unless (i) the holder of the mortgage, lien or security interest specifically elects in writing to proceed with the arbitration, or (ii) all parties to the arbitration waive any rights or benefits that might accrue to them by virtue of the single action rule statute of the State of Kansas, thereby agreeing that all indebtedness and obligations of the parties, and all mortgages, liens and security interests securing such indebtedness and obligations, shall remain fully valid and enforceable.

(i)       Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties shall take all action required to conclude any arbitration proceeding within 180 days of the filing of the dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business or by applicable law or regulation. If more than one agreement for arbitration by or between the parties potentially applies to a dispute, the arbitration provision most directly related to the Loan Documents or the subject matter of the dispute shall control. This arbitration provision shall survive termination, amendment or expiration of any of the Loan Documents or any relationship between the parties.”

(z) The form of the Compliance Certificate attached as Exhibit B to the Credit Agreement is replaced with the form of Compliance Certificated attached as Exhibit A to this Third Amendment.

(aa) Schedule 6.3 of the Credit Agreement is replaced with the Schedule 6.3 attached as Exhibit B to this Third Amendment.

(bb) Schedule 6.4 of the Credit Agreement is replaced with the Schedule 6.4 attached as Exhibit C to this Third Amendment.

3. Conditions Precedent to Effectiveness of Third Amendment.  This Third Amendment shall not be effective unless and until each of the following conditions precedent shall have been satisfied or waived in the sole and absolute discretion of Lender:

(a) Lender Agent shall have received on or prior to the date hereof each of the following, each dated the date hereof unless otherwise agreed by Lender, in form and substance satisfactory to Lender:

(i) this Third Amendment duly executed by Borrower and Lender;

(ii) An Amended and Restated Note in the face amount of $45,000,000 in favor of Lender in the amount;

(iii) a copy of certificates attesting to the good standing of Borrower in each jurisdiction where any Constituent Document of Borrower is on file with any governmental authority and in any jurisdiction where Borrower is qualified to do business as a foreign entity or where such qualification is necessary (and, if appropriate in any such jurisdiction, related tax certificates);

(iv) a certificate of the secretary or other officer of Borrower in charge of maintaining books and records of Borrower certifying (A) that each officer of Borrower certified to Lender on the date hereof as authorized to execute and deliver any Loan Document continues to be so authorized, (B) that there have been no changes to the

Constituent Documents of Borrower delivered on the date hereof and certified to Lender on the date hereof as complete and correct, and (C) as to the resolutions of Borrower’s board of directors or other appropriate governing body approving and authorizing the execution and delivery of this Third Amendment;

(v) a certificate of a responsible officer of Borrower to the effect that, as of the date hereof, (A) each representation set forth in Article V of the Credit Agreement is true and accurate, and (B) the representations set forth in this Third Amendment are true and correct;

(vi) a Post-Closing Agreement substantially in the form attached hereto as Exhibit D;

(vii) a Subsidiary Guaranty executed by the Subsidiaries;

(viii) Subsidiary Security Agreements executed by each Subsidiary;

(ix) Amendments to such Security Documents as Lender may request; and

(x) such other documents and information as any Lender may reasonably request.

(b) The Borrower shall have paid to Lender all expenses and costs of Lender (including, without limitation, the commitment fee, and the attorney fees of counsel for Lender and expenses of counsel for Lender) in connection with the preparation, negotiation, execution and approval of this Third Amendment and any and all other Loan Documents, instruments and things contemplated hereby, whether or not such transactions are consummated, together with all other expenses and costs incurred by Lender chargeable to Borrower pursuant to the terms of the Credit Agreement which are unpaid at such time.

(c) The Borrower shall have received all consents and authorizations required pursuant to any material contractual obligation with any other Person and shall have obtained all permits of, and effected all notices to and filings with, any governmental authority, in each case, as may be necessary in connection with this Third Amendment.

4. Ratification; Estoppel; Reaffirmation.

(a)  Borrower does hereby reaffirm the Credit Agreement and other Loan Documents, and ratify the Credit Agreement and other Loan Documents, as amended, modified and supplemented.

(b) Borrower does hereby reaffirm to Lender each of the representations, warranties, covenants and agreements set forth in the Credit Agreement and the other Loan Documents with the same force and effect as if each were separately stated herein and made as of the date hereof to Lender.

(c) The Borrower further represents and warrants that, as of the date hereof, there are no counterclaims, defenses or offsets of any nature whatsoever to the Loans or any of the Loan Documents and that, as of the date hereof no default has occurred or exists under any of the Loan Documents.

(d) Borrower does hereby ratify, affirm, reaffirm, acknowledge, confirm and agree that the Credit Agreement and other Loan Documents, as amended, modified and supplemented hereby by this Third Amendment, represent the valid, enforceable and collectible obligations of Borrower.

5. Release.  Borrower does hereby release, remise, acquit and forever discharge Lender and Lender’s employees, agents, representatives, consultants, attorneys, fiduciaries, servants, officers, directors, partners, predecessors, successors and assigns, subsidiary corporations, parent corporation, and related corporate divisions (all of the foregoing hereinafter called the “Released Parties”), from any and all action and causes of action, judgments, executions, suits, debts, claims, demands, liabilities, obligations, damages and expenses of any and every character, known or unknown, direct and/or indirect, at law or in equity, of whatsoever kind or nature, whether heretofore or hereafter arising, for or because of any matter or things done, omitted or suffered to be done by any of the Released Parties prior to and including the date of execution hereof, and in any way directly or indirectly arising out of or in any way connected to this Third Amendment, the Loan Agreement and the Other Agreements (all of the foregoing hereinafter called the “Released Matters”).  Borrower acknowledges that the agreements in this paragraph are intended to be in full satisfaction of all or any alleged injuries or damages arising in connection with the Released Matters.  Borrower represents and warrants to Lender that it has not purported to transfer, assign or otherwise convey any right, title or interest of Borrower in any Released Matter to any other Person and that the foregoing constitutes a full and complete release of all Released Matters.

6. Governing Law.  The terms and conditions of this Third Amendment, the Credit Agreement and all of the other Loan Documents shall be governed by the applicable laws of the State of Kansas.

7. Counterparts.  This Third Amendment may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.  Counterpart signature pages to this Third Amendment transmitted by facsimile transmission, by electronic mail in portable document format (.pdf), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

8. No Cancellation.  This Third Amendment evidences the same indebtedness as evidenced by the Credit Agreement and other Loan Documents (as modified hereby).  This Third Amendment is secured by the Collateral as provided in the Credit Agreement including all amendments and modifications thereto.  All future advances made to the Borrower or the Guarantors in the good faith judgment of the lender for the purpose of protecting Lender’s interests in the collateral will also be secured by this Third Amendment.  This Third Amendment is an extension, modification and amendment of the prior documents and the execution hereof does not evidence a cancellation of the indebtedness evidenced by the prior documents.

9. Entire Agreement.    The following notice is included in compliance with K.S.A. 16-117 and K.S.A. 16-118:

“THIS WRITTEN AGREEMENT IS THE FINAL EXPRESSION OF THE CREDIT AGREEMENT BETWEEN THE PARTIES HERETO AS THE SAME EXISTS TODAY AND MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR OR CONTEMPORANEOUS ORAL AGREEMENT BETWEEN THE PARTIES HERETO.  THE FOLLOWING SPACE (WHICH THE PARTIES HERETO AGREE IS SUFFICIENT SPACE) IS PROVIDED FOR THE PLACEMENT OF NONSTANDARD TERMS, IF ANY (IF THERE ARE NO NONSTANDARD TERMS TO BE ADDED, STATE “NONE”):

NONE
_______________________________________________________________
_______________________________________________________________
_______________________________________________________________

BY SIGNING BELOW, THE PARTIES HERETO HEREBY AFFIRM THAT THERE IS NO UNWRITTEN ORAL CREDIT AGREEMENT BETWEEN THEMSELVES WITH RESPECT TO THE SUBJECT MATTER OF THIS WRITTEN CREDIT AGREEMENT.

10. ARBITRATION.  ANY DISPUTE ARISING OUT OF THIS THIRD AMENDMENT SHALL BE SUBJECT TO AND GOVERNED BY THE ARBITRATION PROVISIONS LOCATED IN SECTION 8.16 OF THE CREDIT AGREEMENT, AS AMENDED BY THIS THIRD AMENDMENT.

[Signatures follow on next page]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Third Amendment as of the date first above written.

100 Commercial Street Atchison, KS 66002 Telecopier: (913) 360-5661 Attention: Dick Larson e-mail: dick.larson@mgpingredients.com	MGP INGREDIENTS, INC. a Kansas corporation By: /s/ Timothy W. Newkirk Name: Timothy W. Newkirk Its: President By: /s/ Don Tracy Name: Don Tracy Its: Chief Financial Officer
Wells Fargo Bank, National Association 7500 College Boulevard, Suite 200 Overland Park, KS 66210 Telecopier: (913)234-2901 Attention: Jeffrey Farrell e-mail: Jeffrey.D.Farrell@wellsfargo.com	WELLS FARGO BANK, NATIONAL ASSOCIATION By: /s/ Jeffrey Farrell Jeffrey Farrell, Vice President

EXHIBIT A

Compliance Certificate

(Attached)

COMPLIANCE CERTIFICATE

To:           Wells Fargo Bank, National Association
Date:           [___________________, 20____]
Subject:                      Financial Statements

In accordance with our Credit and Security Agreement dated July 21, 2009(as amended from time to time, the “Credit Agreement”), attached are the financial statements of MGP INGREDIENTS, INC., a Kansas corporation (the “Borrower”) dated [_________________, 20__ _](the “Reporting Date”) and the year-to-date period then ended (the “Current Financials”).  All terms used in this certificate have the meanings given in the Credit Agreement.

A. Preparation and Accuracy of Financial Statements.  I certify that the Current Financials have been prepared in accordance with GAAP, subject to year-end audit adjustments, and fairly present the Borrower’s financial condition as of the Reporting Date.

B. Name of Borrower; Merger and Consolidation Related Issues.  I certify that:

(Check one)

[ ]	The Borrower has not, since the date of the Credit Agreement, changed its name or jurisdiction of organization, nor has it consolidated or merged with another Person.

[ ]
The Borrower has, since the date of the Credit Agreement, either changed its name or jurisdiction of organization, or both, or has consolidated or merged with another Person, which change, consolidation or merger:  was consented to in advance by Lender in writing, and/or  is more fully described in the statement of facts attached to this Certificate.

C.	Events of Default. I certify that:

(Check one)

[ ]	I have no knowledge of the occurrence of a Default or an Event of Default under the Credit Agreement, except as previously reported to the Lender in writing.

[ ]
I have knowledge of a Default or an Event of Default under the Credit Agreement not previously reported to the Lender in writing, as more fully described in the statement of facts attached to this Certificate, and further, I acknowledge that the Lender may under the terms of the Credit Agreement impose the Default Rate at any time during the resulting Default Period.

D.	Litigation Matters. I certify that:

(Check one)

[ ]	I have no knowledge of any material adverse change to the litigation exposure of the Borrower or any of its Affiliates or of any Guarantor.

[ ]
I have knowledge of material adverse changes to the litigation exposure of the Borrower or any of its Affiliates or of any Guarantor not previously disclosed in Schedule 5.7, as more fully described in the statement of facts attached to this Certificate.

E.	Financial Covenants. I further certify that:

(Check and complete each of the following)

1.           Minimum Balance Sheet Leverage Ratio.  Pursuant to Section 6.2(a) of the Credit Agreement, as of the Reporting Date, the Borrower’s Debt Service Coverage Ratio was [______ _]to 1.00, which  satisfies  does not satisfy the requirement that such ratio be not less than 1.75 to 1.00.

2.           Minimum Adjusted Net Income.  Pursuant to Section 6.2(b) of the Credit Agreement, as of the Reporting Date, the Borrower’s Adjusted Net Income was [_____], which  satisfies  does not satisfy the requirement that the Adjusted Net Income be not less than $1.00.

3.           Minimum Fixed Charge Coverage Ratio.  Pursuant to Section 6.2(c) of the Credit Agreement, as of the Reporting Date, the Borrower’s Fixed Charge Coverage Ratio was [______ _]to 1.00, which  satisfies  does not satisfy the requirement that such ratio be not less than 2.00 to 1.00.

4.           Rail Invoices.  The Borrower has paid all Rail Invoices as such Rail Invoices became due.

5.           Tax Due on Alcohol Inventory.  During the one month period ending on the Reporting Date, Borrower has produced [______________] proof gallons of food and fuel grade alcohol.  The Borrower has paid all taxes arising from the Borrower’s production or possession of Inventory which consists of food and fuel grade alcohol except for taxes in the amount of [$___________] which are set forth in detail on a schedule attached hereto.

Attached are statements of all relevant facts and computations in reasonable detail sufficient to evidence Borrower’s compliance with the financial covenants referred to above, which computations were made in accordance with GAAP.

MGP INGREDIENTS, INC.
a Kansas corporation

By:
Its Chief Financial Officer

EXHIBIT B

Schedule 6.3

 [Permitted Liens]

EXHIBIT C

Schedule 6.4

[Permitted Indebtedness and Guaranties]

EXHIBIT D

post-closing agreement

MGP INGREDIENTS, INC.
1300 Main St., Atchison, Kansas  66002

October 20, 2011

Wells Fargo Bank, National Association
7500 College Boulevard, Suite 200
Overland Park, KS 66210
Att'n: MGP Ingredients, Inc. Account Manager

Re: Post Closing Items

Ladies and Gentlemen:

Reference is made to that certain THIRD AMENDMENT TO CREDIT AND SECURITY AGREEMENT (the “Third Amendment”) made as of the 20th day of  October, 2011 by and between MGP INGREDIENTS, INC., a Kansas corporation (“Borrower”), and WELLS FARGO BANK, NATIONAL ASSOCIATION (“Lender”), which amends that certain Credit and Security Agreement between Borrower and Lender dated July 21, 2009, as amended by a Consent dated December 31, 2009, as amended by Consent dated February 2, 2010, as amended by a First Amendment to Credit and Security Agreement dated as of June 30, 2010, and as amended by a Second Amendment to Credit and Security Agreement dated as of January 20, 2011 (as further modified, amended and restated, the “Credit Agreement”).

To induce you to extend credit to Borrower, pursuant to the Credit Agreement and in recognition that you are not waiving any of your rights under the Credit Agreement, the undersigned agrees to deliver to you, at the address set forth above, or see to the resolution of the following, as the case may be, all in form and substance reasonably satisfactory to you and your legal counsel, within thirty (30) days after the date hereof unless otherwise noted:

1. To obtain such releases, subordinations, consents, or other documents reasonably required by Lender to ensure that Liens (other than the Liens created by the Loan Documents) encumbering the assets of the Borrower and Subsidiaries are limited to those shown on Schedules 6.3 and
6.4 of the Credit Agreement, as amended by the Third Amendment.

2. To deliver an amendment, in form and content acceptable to Lender, to that certain Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated as of February 15, 2010, in favor of Lender, encumbering certain real property in Atchison County, Kansas, and recorded in book 582, page 552 of the official records of the Recorder of Deeds.

3. To deliver an amendment, in form and content acceptable to Lender, to that certain Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing dated as of August 19, 2009, in favor of Lender, encumbering certain real property in Atchison County, Kansas, and recorded in book 577, page 39 of the official records of the Recorder of Deeds.

[balance of page intentionally left blank]

The undersigned agrees that our failure to perform any of the aforementioned obligations under this letter agreement (the “Post Closing Agreement”) shall entitle you, if you so elect, to declare an Event of Default under the Credit Agreement. This Post Closing Agreement is a Loan Document as defined in the Credit Agreement.
Very truly yours,

BORROWERS:
MGP INGREDIENTS, INC.
A KANSAS CORPORATION

By: /s/ Timothy W. Newkirk
Name:  Timothy W. Newkirk
Title:  President & CEO

By: /s/ Don Tracy
Name:  Don Tracy
Title:  CFO